                       U.S. SECURITIES EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               Horizon Lines, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    44044K309
                                 (CUSIP Number)

                                December 31, 2011
              Date of Event Which Requires Filing of this Statement

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

1) Name of Reporting Person: Pioneer Global Asset Management S.p.A. (PGAM)

2)     Check the Appropriate Box      (a)
       of A Member of  Group
      (See Instructions)              (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                             Italy

         Number of                            (5)Sole Voting
         Shares                                   Power          0
         Beneficially Owned
         by Each Reporting
         Person With                         (6)Shared Voting
                                                      Power           5,733,439
                                                      [See Item 4 below.]

                                                     (7)Sole Disposi-
                                                     tive Power         0

                                                     (8)Shared Disposi-
                                                     tive Power       5,733,439
                                                     [See Item 4 below.]

9)    Aggregate Amount Beneficially            5,733,439
      Owned by Each                         [See Item 4 below.]
      Reporting Person

10)   Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     94.5%

12)   Type of Reporting
      Person (See Instructions)               FI

1) Name of Reporting Person: Pioneer Investment Management, Inc. (PIM)

2)    Check the Appropriate Box    (a)
      of A Member of  Group
      (See Instructions)           (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                            Delaware

         Number of                            (5)Sole Voting
         Shares                                   Power             0
         Beneficially Owned
         by Each Reporting
         Person With                         (6)Shared Voting
                                                      Power         2,689,527
                                                      [See Item 4 below.]

                                                     (7)Sole Disposi-
                                                      tive Power         0

                                                     (8)Shared Disposi-
                                                      tive Power      5,335,045
                                                      [See Item 4 below.]

9)    Aggregate Amount Beneficially       5,335,045
       Owned by Each                    [See Item 4 below.]
       Reporting Person

10)   Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     87.9%

12)   Type of Reporting
      Person (See Instructions)               IA

1) Name of Reporting Person: Pioneer Asset Management SA, Inc. (PAMSA)

2)    Check the Appropriate Box    (a)
      of A Member of  Group
      (See Instructions)           (b)

3)    SEC Use Only

4)    Citizenship of Place of
      Organization                          Luxembourg

         Number of                                   (5)Sole Voting
         Shares                                       Power      2,645,518
         Beneficially Owned
         by Each Reporting
         Person With                                 (6)Shared Voting
                                                      Power             0
                                                      [See Item 4 below.]

                                                     (7)Sole Disposi-
                                                      tive Power         0

                                                     (8)Shared Disposi-
                                                      tive Power      2,645,518
                                                      [See Item 4 below.]

9)     Aggregate Amount Beneficially       2,645,518
       Owned by Each                    [See Item 4 below.]
       Reporting Person

10)   Check if the aggregate Amount in Row (9) Exclude Certain Shares (See
      Instructions)

11)   Percent of Class Represented
      By Amount in Row 9.                     43.6%

12)   Type of Reporting
      Person (See Instructions)               FI

Item 1(a)         Name of Issuer.

                 Horizon Lines, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  4064 Colony Road
                  Suite 200
                  Charlotte, NC 28211
                  United States

Item 2(a)         Name of Person Filing:

                  PGAM, PIM and PAMSA

Item 2(b)  Address of Principal Business Office:

           The principal business office for PGAM is:
           Galleria San Carlo 6
           Milan, Italy

           The principal business office for PIM is:
           60 State Street
           Boston, MA 02109

    The principal business office for PAMSA is:
           4, rue Alphonse Weicker
    2721 Luxembourg
    Luxembourg

Item 2(c)  Citizenship:

           PGAM is organized under the laws of Italy.

           PIM is a corporation organized under the laws of the
           State of Delaware.

           PAMSA is a corporation organized under the laws of Luxembourg.

Item 2(d)        Title of Class of Securities:

                 Class A Common Stock

Item 2(e)        CUSIP Number:

                 44044K309

Item 3   The person filing this statement pursuant to Rule 13d-1(b)
         or 13d-2(b) is:

          PGAM is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

          PIM is an investment adviser in accordance with Section
          240.13d-1(b)(1)(ii)(E).

          PAMSA is a non-U.S. Institution in accordance with
          Section 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership.

(a) Amount Beneficially Owned:**

        PGAM: 5,733,439
        PIM:  5,335,045
        PAMSA: 2,645,518

(b) Percent of Class:

        PGAM: 94.5%
        PIM:  87.9%
        PAMSA: 43.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: **

        PAMSA: 2,645,518

         (ii) shared power to vote or to direct vote: **

        PGAM: 5,733,439
        PIM:  2,689,527

         (iii) sole power to dispose or to direct disposition of:0

         (iv) shared power to dispose or to direct disposition:**

        PGAM: 5,733,439
        PIM:  5,335,045
        PAMSA: 2,645,518

**Shares  reported on this Schedule 13G (the Shares) are owned by (i) collective investment  vehicles  (Funds)  advised  by PIM and (ii)  Funds  advised by other
advisors  that  are  direct  or  indirect  wholly-owned   subsidiaries  of  PGAM
(Additional PGAM Subsidiaries).  In their roles as investment manager or adviser to the Funds, PIM and the Additional PGAM Subsidiaries possess investment and/or voting control over the Shares.  In addition, PAMSA has a right to vote certain
Shares beneficially owned by Funds advised by PIM.  In accordance with Rule
13d-1(d)(1), shares reported herein as beneficially reported by PGAM, PIM and
PAMSA include shares issuable upon the conversion of Convertible Notes and the exercise of warrants owned by the Funds.  The 5,733,439 shares reported with respect to PGAM include 280,128 shares of Class A Common Stock, 2,794,791 shares issuable upon conversion of Convertible A Notes, 954,774 shares issuable upon conversion of Convertible B Notes and 1,703,746 shares issuable upon the exercise of warrants.  The 5,335,045 shares reported with respect to PIM include 246206 shares of Class A Common Stock, 2,523,126 shares issuable upon conversion of
Convertible A Notes, 861,966 shares issuable upon conversion of convertible B
Notes and 1,703,746 shares issuable upon the exercise of warrants..  The
2,645,518 shares reported with respect to PAMSA include 17,210 shares of Class
A Common Stock, 689,136 shares issuable upon conversion of Convertible A Notes,
235,427 shares issuable upon conversion of Convertible B Notes and 1,703,746 shares issuable upon the exercise of warrants.  Shares reported with respect to
PAMSA are also included in the Shares reported with respect to PIM.

PIM and PAMSA are a direct  subsidiary of PGAM. PGAM is a limited liability company and the holding company  incorporating  all of the Pioneer  Investments
asset management business   (including  PIM, PAMSA  and  the  Additional  PGAM
Subsidiaries)  and  may therefore, be deemed to beneficially own the Shares.

PGAM, PIM, PAMSA and the Additional PGAM Subsidiaries disclaim beneficial ownership of the Shares except to the extent or their respective pecuniary interests therein, if any.  The filing of this  Schedule 13G shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

This filing reflects the securities that may be deemed to be beneficially owned by the Reporting Persons,  each of which is a directly or indirectly owned subsidiary of Unicredit S.p.A. ("Unicredit").  This filing does not reflect securities,  if any,  beneficially owned by Unicredit or any other  subsidiaries of Unicredit whose ownership is disaggregated  from that of the Reporting Persons in accordance with
Securities and Exchange Commission Release 34-39538.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date Hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check here:

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of
Horizon Lines, Inc. The interests of Pioneer Strategic Income Fund, Pioneer High
Yield Fund, Pioneer Global High Yield Fund, Pioneer Funds  Strategic Income,
Pioneer Funds  U.S. High Yield and Pioneer Funds  Global High Yield, in the Class
A of Horizon Lines, Inc, respectively, amounted to 325,687,460,184, 795,919,
385,197, 506,156 and 625,795 shares or 5.4%, 7.6%, 13.1%, 6.3%, 8.3% and 10.3% of the total outstanding Class A Common Stock at December 31, 2011.  These values assume conversion of Convertible Bond A Notes to acquire 325,687, 460,184 and
795,919 shares within Pioneer Strategic Income Fund, Pioneer High Yield Fund and
Pioneer Global High Yield Fund, respectively, as well as the exercise of warrants held to acquire 385,197, 506,156 and 625,795 shares within Pioneer Funds  Strategic
Income, Pioneer Funds  U.S. High Yield and Pioneer Funds  Global High Yield,
respectively.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
         the Security Being Reported On By the Parent Holding Company.

         See Item 4.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

   By  signing  below PGAM  certifies  that to the best of its  knowledge  and belief, the foreign regulatory scheme applicable to it as a sub-holding  company for the asset  management  division in the UniCredit  Banking Group,  the latter being  regulated  by the  Bank of Italy  and the  Commissione  Nazionale  per le
Societa`e la Borsa  (CONSOB),  is  substantially  comparable  to the  regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PGAM also undertakes to furnish to the Commission  staff,  upon request,  information that would otherwise be disclosed in a Schedule 13D.

   By  signing  below PAMSA  certifies  that to the best of its  knowledge  and belief, the foreign regulatory scheme applicable to it as an asset manager, regulated by the Commission de Surveillance du Secteur Financier (CSSF), is
substantially comparable  to the  regulatory scheme applicable to the functionally equivalent U.S. institution(s).  PAMSA also undertakes to furnish to the Commission  staff,  upon request,  information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                 Date: February 6, 2012
                  Pioneer Global Asset Management S.p.A

                  By: /s/ Roger Yates
                  Name:   Roger Yates
                  Title:  CEO; Head of Asset Management Division

                  Pioneer Investment Management, Inc.

                  By: /s/ Jean M. Bradley
                  Name:   Jean M. Bradley
                  Title:  Chief Compliance Officer

           Pioneer Asset Management, SA

                  By: /s/ Enrico Turchi
                  Name:   Enrico Turchi
                  Title:  Managing Director

                                     EXHIBIT

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange
Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the
Common Stock of Horizon Lines, Inc. and further agree to the filing of this agreement as an Exhibit thereto. Each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: February 6, 2012

Pioneer Global Asset Management S.p.A

By: /s/ Roger Yates
Name:   Roger Yates
Title:  CEO; Head of Asset Management Division

Pioneer Investment Management, Inc.

By: /s/ Jean M. Bradley
Name:   Jean M. Bradley
Title:  Chief Compliance Officer

Pioneer Asset Management, SA

By: /s/ Enrico Turchi
Name:   Enrico Turchi
Title:  Managing Director

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